EXHIBIT 99.1

Asia Pacific Wire & Cable Company Reports Third Quarter 2014 Financial Results

TAIPEI, Taiwan, Dec. 31, 2014 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (Nasdaq:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the nine months ended September 30, 2014. Unless otherwise indicated all dates are reported in US dollars at the exchange rate prevailing on the date of the event or result reported.

First Nine Months 2014 Financial Results (Ended September 30, 2014)
	First 9 Months 2014	First 9 Months 2013	CHANGE
Revenues	$338.7 million	$336.4 million	+0.7%
Gross Profit	$28.9 million	$35.3 million	-19.1%
Net Income	$0.3 million	$3.9 million	-93.2%
EPS(1)	$0.02	$0.28
(1) Earnings per share are based on 13.8 million shares in Q3 2013 and Q3 2014

Revenues for the nine months ended September 30, 2014 were $338.7 million, up from $336.4 million in the prior year, primarily attributable to a 7.6% rise in sales in the Company's Rest of the World Region (ROW Region) an increased sales volumes in SDI, and a 1.7% increase in sales in the North Asia Region from manufactured products. APWC's ROW Region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand Region and North Asia Region. The North Asia Region includes China and Hong Kong, and the Thailand Region contains the operations and sales inside Thailand.

Gross profit for the nine months ended September 30, 2014 declined by 19.1% to $28.9 million from $35.3 million in the same period last year. Gross margin was down by 18.5%, falling from 10.5% in the first nine months of 2013 to 8.5% this year. In the Thailand Region, gross margin fell following a decline in higher margin Thai government projects due to the political unrest since Q4 2013. The ROW Region also experienced declining sales prices and an increase in manufacturing overhead.

Selling, general and administrative expenses of $20.6 million were reported for the first nine months of 2014, compared to $22.6 million booked a year ago. Operating income was $6.3 million, compared to $12.4 million in the comparable nine month period last year. The Company booked a one-time $2.1 million non-cash impairment charge for trade receivables in 2014. Operating income for the nine months ended September 30, 2014 would have been $8.4 million excluding the non-cash impairment charge.

Net income attributable to APWC shareholders was $0.3 million for the nine months of 2014, compared to $3.9 million in 2013. Net income per share was $0.02 for the year to date, while net income of $0.28 per share was reported for the comparable period a year ago. The weighted average number of shares outstanding was 13.8 million for the first nine months of each of 2014 and 2013.

APWC reported $81.3 million in cash and cash equivalents as of September 30, 2014, compared to cash and cash equivalents of $62.5 million on December 31, 2013. Most of the cash is held by operating subsidiaries and, in certain instances, subject to limitations on distribution to APWC.

Current assets totaled $338.4 million on September 30, 2014 compared to $302.2 million as of December 31, 2013. Working capital was $175.8 million as of September 30, 2014. Short term bank loans were reported at $67.1 million on the same date, up from $41.8 million at the end of the 2013. The Company had no long-term debt outstanding on September 30, 2014. Shareholder's equity attributable to APWC was $157.6 million as of September 30, 2014, compared to $157.2 million on December 31, 2013.

Over the nine months ended September 30, 2014, the Company used $1.6 million in cash from operating activities, compared to a $18.7 million cash inflow in the comparable nine months of 2013. Capital expenditures totaled $4.1 million in the third quarter of 2014, compared to $7.2 million in the comparable period last year.

Business Update

The Company is pleased to announce that the ROW region was awarded a public sector contract in Q3 2014 of approximately US$58 million. APWC expects to initiate delivery in January 2015 and complete the contract by Q3 2016.

The business in the Thailand region has been affected by the political unrest since Q4 2013. The coup in May 2014 has arguably improved the political stability in the country, which might accelerate economic recovery in 2015. However, Thailand's political future is still unknown and will continue to affect the Company's business in the region.

The Company's Ningbo subsidiary has been awarded the ISO/TS16949 certification, which regulates the design, development and production of automotive-related products. The subsidiary is also in the midst of applying for the China Compulsory Certification, which is required for many of the Company's products to meet the requirement of its domestic customers in China.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)
	For the nine-months
	ended Sep 30, (Unaudited)
	2014	2013
Sales of goods / services	$ 338,872	$ 336,377
Cost of sales	(309,926)	(301,116)
Gross profit	28,946	35,261

Other operating income	154	0
Selling, general and administrative expenses	(20,600)	(22,570)
Other operating expenses	(2,179)	(254)
Operating profit	6,321	12,436

Finance costs	(1,212)	(1,485)
Finance income	850	1,001
Share of loss of associates	(415)	(109)
(Loss)/Gain on disposal of investment - held for sale	(178)	232
Exchange gain/(loss)	778	(1,029)
Other income	781	1,219
Other expense	(92)	0
Profit before tax	6,833	12,265

Income taxes expense	(3,954)	(4,081)

Profit for the year	$ 2,879	$ 8,184

Attributable to:
Equity holders of the parent	265	3,895
Non-controlling interests	2,614	4,289
Basic and diluted earnings per share	$ 0.02	$ 0.28
Basic and diluted weighted average common shares outstanding	13,819,669	13,820,984

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)
	For the nine-months
	ended Sep 30, (Unaudited)
	2014	2013
Net income	$ 2,879	$ 8,184
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0	721	(7,195)

Net gain on available-for-sale financial assets	0	172

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit pension plan, net of tax	(1)	108

Other comprehensive income (loss) for the period, net of tax	720	(6,915)

Total comprehensive income for the period, net of tax	3,599	1,269
Attributable to:
Equity holders of the parent	4,207	3,557
Non-controlling interests	(608)	(2,287)
	$ 3,599	$ 1,269

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)
	As of Sep 30, 2014, (Unaudited)	As of December 31, 2013

ASSETS
Current assets:
Cash and cash equivalents	$ 81,265	$ 62,509
Trade receivables	94,274	122,893
Other receivables	13,887	11,139
Due from related parties	32,359	3,842
Inventories	111,702	98,194
Prepayments	1,579	1,559
Other current assets	3,304	2,113
	338,370	302,249
Non-current assets
Other non-current financial assets - available for sale	3,630	3,189
Other non-current financial assets - held to maturity	342	335
Property, plant and equipment	48,627	48,709
Prepaid land lease payments	1,883	1,939
Investment properties	748	746
Intangible assets	91	104
Investments in associates	2,521	2,937
Other non-current assets	80	449
Deferred tax assets	3,761	3,978
	61,683	62,386
Total assets	$ 400,053	$ 364,635

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)
	As of Sep 30, 2014, (Unaudited)	As of December 31, 2013

Current liabilities:
Interest-bearing loans and borrowings	$ 67,100	$ 41,789
Trade and other payables	37,451	41,369
Due to related parties	25,791	11,126
Due to immediate holding company	1,537	1,732
Accruals	11,038	13,336
Income tax payable	9,024	9,874
Employee benefit liability	119	419
Financial lease liabilities	27	37
Onerous contracts provisions	101	125
Dividend payable	435	348
Other current liabilities	9,937	7,617
	162,560	127,772

Non-current liabilities
Employee benefit liability	5,964	5,455
Financial lease liabilities	26	28
Provisions for employee benefit	604	577
Deferred tax liabilities	3,070	2,676
	9,664	8,736
Total liabilities	172,224	136,508

Equity
Issued capital	138	138
Additional paid-in capital	110,608	110,608
Treasury shares	(38)	(38)
Retained earnings	52,031	51,766
Other components of equity	(5,181)	(5,226)
Equity attributable to equity holders of the parent	157,558	157,248
Non-controlling interests	70,271	70,879
Total equity	227,829	228,127
Total liabilities and equity	$ 400,053	$ 364,635

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)
	For the nine-months
	ended Sep 30, (Unaudited)
	2014	2013
Net cash (used in)/provided by operating activities	$ (1,621)	$ 18,712
Net cash (used in) investing activities	(4,049)	(3,319)
Net cash provided by/(used in) financing activities	24,691	(18,036)
Effect of exchange rate changes on cash and cash equivalents	(265)	(3,140)
Net increase/(decrease) in cash and cash equivalents	18,756	(5,783)
Cash and cash equivalents at beginning of period	62,509	72,816
Cash and cash equivalents at end of period	$ 81,265	$ 67,033
CONTACT: Company Contact:
         Asia Pacific Wire & Cable Corporation Limited
         Mr. Ivan Hsia, CFO
         Phone: +886-2-2712-2558 ext. 27
         E-mail: ivan.hsia@apwcc.com

         Investor Relations Contact:
         MZ North America
         Ted Haberfield
         President
         Tel: +1-760-755-2716
         Email: thaberfield@mzgroup.us
         Web: www.mzgroup.us